UNITED STATES
            		     SECURITIES AND EXCHANGE COMMISSION
                  			    WASHINGTON, DC   20549

                          				 FORM 12b-25

                    			NOTIFICATION OF LATE FILING

(Check One): X  Form 10-K  Form 20-F  Form 11-K   Form 10-QSB   Form N-SAR


For the period ended      April 30, 1998
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PART I - REGISTRANT INFORMATION

                            				INITIO, INC.
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                    			   Full Name of Registrant

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                     			  Former Name if Applicable


                      			   2500 Arrowhead Drive
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       	 Address of Principal Executive Office (Street and Number)

                    			 Carson City, Nevada   89706
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                     			  City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense.

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, X 11-K or Form N-SAR, or portion thereof, will be
 X  filed on or before the fifteenth calendar day   following the prescribed
--- due date; or the subject quarterly report of transition report on Form
    10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable


Part III - Narrative

    Initio, Inc. (the "Company") is unable to timely file Form 10-KSB for the period ended April 30, 1998 because of an accident and resultant surgery, last week to the mother of the President of the Company.

    Filing is expected this week, but not necessarily before July 30, 1998.

Part IV - Other Information

    The Company has released results of operations.  A copy is attached.

    c/s/ Martin Fox


             		    PRESS RELEASE - FOR IMMEDIATE RELEASE
              		      Carson City, NV, July 27, 1998
Page 1 of 2...

              		INITIO LAUNCHES INTERNET MARKETING PROGRAM,
                    			RELEASES ANNUAL STATEMENT

Carson City, NV, July 27, 1998 -- Initio, Inc. (NASDAQ: INTO) Announced today that its first four Internet sites, developed in conjunction with RR Donnelley, are all "up and ready for shopping." The first four sites are as follows:

	WWW.housenet.com
	WWW.homearts.com
	WWW.ivillage.com
	WWW.weddingchannel.com

Initio's exclusive Deerskin site is progressing as originally planned and is expected to be operational within 60 days. While Initio remains committed to consumer cataloging by mail, the Company believes that Internet responses will significantly add to sales and profitability in the near future.

Initio also released year end figures, reporting a loss for the year ended April 30, 1998 of $178,589 (or $0.04 per share) before an extraordinary, non-recurring charge of approximately $600,000, compared with a loss of $124,187 (or $0.03 per share) for the fiscal year ended April 30, 1997.

For the 12 months ended:

                       			    April 30, 1998         April 30, 1997
                        			    --------------         --------------
Net Sales                      $11,133,544             $12,089,517
Net Loss                         ($804,589) (a)          ($124,187)
Loss per share
		   Basic                          ($0.17) (a)             ($0.03)
		   Diluted                        ($0.16) (a)             ($0.03)
Average Shares
		   Basic                       4,842,737               4,681,280
		   Diluted                     4,886,321               4,681,280

	(a) includes restructuring charges of $611,000 or $0.13 per share

The Company stated that the one time non-recurring charge of approximately $600,000 was taken to set up a reserve for the cost of closing and moving expenses of its Massachusetts operations, the set-up costs for the planned consolidation of all mail/telephone room functions into its company owned building in Nevada, and a reserve for the quick sale of inventory at its retail store location.

Management expects the consolidating of all mail order fulfillment operations and the closing of the Massachusetts retail store to result in substantial cost-saving efficiencies in the immediate future.

Through the DEERSKIN Catalog, Initio markets a line of fine leather apparel and accessories. This line dominates its niche of the mail-order industry. Through the JOAN COOK catalog, Initio offers housewares, home furnishings, and gifts. While Initio remains committed to consumer cataloging by mail, it anticipates that Internet responses will significantly add to the Company's sales and profitability in the near future.

The disclosures herein include statements that are "Forward Looking" within
the meaning of the Federal Securities Laws.   Such forward looking
information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ substantially from those expressed in any forward looking
statements made by, or on behalf of, the Company.   These risks and
uncertainties include, but are not limited to, response rates, dollar value of average order, paper and postage costs, competition and reliance on key personnel. For additional information, review the Company's filings with the Securities and Exchange Commission, including the Company's annual report on Form 10K.

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(1) Name and telephone number of person to contact in regard to this notification

	    Martin Fox, President             (201) 392-1500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed.   Yes X  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                     Yes    No   X

                          				INITIO, INC.
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            		Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   July 29, 1998           By: /s/  Martin Fox
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                            				Martin Fox, President